Energy Services Acquisition Corp.
2450 First Avenue
Huntington, West Virginia 25703

May 23, 2008

VIA EDGAR

Ms. Pamela A. Long
Assistant Director
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Re:	Energy Services Acquisition Corp.
Preliminary Proxy Statement on Schedule 14A
File No. 1-32998

Dear Ms. Long:

Energy Services Acquisition Corp. (the “Company”) hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Marshall T. Reynolds
Chairman and Chief Executive Officer

cc:	Edsel R. Burns
Alan Schick, Esq.
Marc Levy, Esq.